

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Brian L. Hauff, President and CEO
Silicon South, Inc.
9160 Diamond Road
Richmond, BC
Canada

> **Re: Silicon South, Inc.**
> **Form 8-K/A**
> **Filed February 1, 2011**
> **File No. 000-51906**

Dear Mr. Hauff:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed February 1, 2011
Item 1.01 Entry into a Material Definitive Agreement, page 2

1. We partially reissue comment one of our letter dated December 7, 2010. It appears that the $100,000 transferred to the company by CWI, described in the third paragraph under Item 1.01 on page two, was placed into a trust or escrow account for the benefit of the company. Please revise to describe the trust agreement more clearly and to describe the conditions upon which the remaining $50,000 not released upon execution of the share exchange agreement may be released.

Our Business, page 4

2. We partially reissue comment 29 of our letter dated December 7, 2010. Please expand on your discussion of the consideration for Renmin's services in the third full paragraph of page five. For example, we note that according to Article V of Exhibit 10.4 Renmin may receive stock or a percentage of the equity of each plant.

<u>License Agreement, page 5</u>

3. We partially reissue comment 13 of our letter dated December 7, 2010. Please clarify your description here, and elsewhere as appropriate, of the consideration that must be paid to Ecofluid pursuant to the license agreement. We note, for example, that the license agreement requires a minimum sales fee of $50,000, or payment of applicable shortfall, for every year after December 31, 2010 to avoid possible termination of the agreement. The license agreement also does not appear to make such $50,000 threshold contingent upon entering into a definitive agreement with a potential client. Please revise or advise.

4. In this regard, also revise your disclosure here to describe the potential for penalty interest on unpaid sales fees and elaborate on the conditions upon which the license agreement may be terminated.

<u>Government Regulation, page 6</u>

5. We note your response to comment three. Please revise to address the applicable governmental regulations regarding wastewater treatment facilities in China and the governmental approval process. Also address the status of any required governmental approval.

<u>Competition, page 7</u>

6. We partially reissue comment nine of our letter dated December 7, 2010. Please revise your discussion under Competition on page seven to address your current competitive position in the industry and to state the principal methods of competition in the wastewater treatment industry in China.

<u>Intellectual Property, page 7</u>

7. We partially reissue comment 15 of our letter dated December 7, 2010. We note your revisions with regard to your licensed patent rights. Please also revise to discuss the underlying duration of the trademarks you have licensed and describe any intellectual property protections that exist in China for such trademarks.

<u>Management's Discussion and Analysis, page 17</u>
<u>Operations, page 19</u>
<u>Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, page 19</u>
<u>Operation Expenses, page 19</u>

8. We note you had no salary expense because officers and directors elected to defer all salary expenses. Please clarify whether you will pay officers and directors for the

services rendered during 2010 at a later date, or if officers and directors will forfeit payment for services rendered during 2010 altogether.

9. Please clarify the meaning of the disclosure: "…the subscription from CFG would be treated as being for the purchase of shares of the Company at the time that the Company is able to complete the issuance of such shares."

10. We note that CFG advanced $1,200,000 with $1,000,000 to be held in trust while the remaining $200,000 advance will be used for administrative purposes and be reflected as a non-interest bearing loan. Please tell us when CFG advanced the monies and why the funds are not reflected in your consolidated balance sheet when it appears the agreement was dated July 9, 2010.

11. We note the options to purchase 4,800,000 and 3,333,334 shares under the CFG funding agreement expired on November 10 and 30, 2010, respectively. Please clarify the number of options that were exercised and whether the options remain outstanding.

Liquidity and Capital Resources, page 20

12. We note on page 21 that in the event you start a plant, you will pay Ecofluid a fee equal to 12.5% of the hard costs. Please describe how hard costs are defined.

13. We note on page 21 that you have the right to purchase the USBG Trademark and the patent owned by Ecofluid for $2,000,000 through March 31, 2011. Please disclose the impact the execution of the purchase right would have on the existing license agreement with Ecofluid.

14. We note your disclosure in the last paragraph of page 21 and the first full paragraph of page 22 regarding the funding agreement with CFG. Your reference to $200,000 of the funds received from CFG being re-characterized as a non-interest bearing loan is unclear to us. It appears that the original funding agreement anticipated a subscription of $1,200,000 for 4,800,000 common shares of Alpha Wastewater. The addendum only appears to direct the use of such funds and to clarify that Silicon South shares shall be issued in lieu of Alpha Wastewater shares, rather than creating a convertible note for $200,000 of the original $1,200,000 subscription. Please revise the description of your transaction with CFG or advise us of what provisions in the addendum to the funding agreement carve out $200,000 from the original subscription and create a debt obligation.

Management, page 24

15. We reissue comment 37 of our letter dated December 7, 2010. Please revise the description of Mr. Mayer's business experience to describe the "numerous companies" to the extent he has advised them in the past five years. Furthermore, please provide the

dates during which he held the various positions identified. See Item 401(e)(1) of Regulation S-K.

16. We reissue comment 38 of our letter dated December 7, 2010. Please note that the requested disclosure pursuant to Item 401(e) of Regulation S-K requires disclosure on an individualized basis. For guidance your attention is directed to Regulation S-K CDI 116.05. Please revise as appropriate.

Certain Relationships and Related Transactions, and Director Independence, page 26

17. We partially reissue comment 40 of our letter dated December 7, 2010. Please confirm that the debt to Asiamera is interest free.

Recent Sales or Purchases of Unregistered Securities, page 29

18. We reissue comment 46 of our letter dated December 7, 2010. Please revise to indicate the aggregate amount of consideration for each transaction described in this section. For example, it is unclear why you do not address the payments made to you by China Wastewater to extinguish certain debt, or the assumption of certain company liabilities by China Wastewater.

Signatures, page 33

19. Please type the name of the signatory next to the "/s/" in the conformed signature to indicate who signed on behalf of the person named below the signature line.

Exhibits

20. We note that Schedule A appears to be missing from Exhibit 10.2 and Exhibit 10.3. Please re-file these exhibits in their entirety with your next amendment.

21. We note that exhibits 10.2 through 10.7 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

Alpha Wastewater, Inc. Financial Statements, Exhibit 99.1

22. Please revise your financial statements in your filing to reflect your name change to China Wastewater, Inc.

Pro Forma Condensed Combined Financial Statements

23. Please disclose in the footnotes to your pro forma financial statements the weighted-

average common shares outstanding used to determine pro forma net loss per common share. In your response, tell us how you calculated the weighted-average common shares outstanding.

24. We note in adjustment D that you recorded the options' cost to purchase up to 2,475,000 shares of common stock at a price of $0.001 per share. Please tell us and disclose how you determined the fair value of the options.

Form 10-Q for the fiscal quarter ended September 30, 2010
Item 1. Financial Statements, page 3

25. We note your response to comment 54 in our letter dated December 7, 2010. Please tell us when and in what amounts CWI transferred the $100,000 to Silicon South, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director